Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

June 17, 2014

Via EDGAR and United Parcel Service

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Moto, Inc.

Registration Statement on Form S-1

Filed on May 6, 2014

File No. 333-195710

Form 10-K for Fiscal Year Ended December 31, 2013

Filed on April 15, 2014

File No. 000-54694

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated June 2, 2014, relating to the Company’s Registration Statement on Form S-1 filed on May 6, 2014 (the “Original S-1”) and the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed on April 15, 2014 (the “Original 10-K”). The responses below have been numbered to correspond with the comments in your June 2, 2014 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended S-1”) indicating the changes made thereon from the Original S-1 filed with the Commission.

General

1.          Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Company Response 1:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the interim unaudited financial statements for the three months ended March 31, 2014 and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

2.          Please note that the revisions you make in response to the following comments should also apply to your Form 10-K and subsequent periodic filings.

Company Response 2:

The Company respectfully informs the Staff that the Company will amend our Form 10-K and 10-Q filings accordingly once all comments on the Form S-1 have cleared Staff review and there are no further comments.

3.          Please provide the information regarding dilution required by Item 6 of Form S-1.

Company Response 3:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the information requested above.

Calculation of Registration Fee

4.          You state that “[i]n the event of stock splits, stock dividends, or similar transactions” involving your common stock, “the number of shares registered shall … automatically be deemed to cover the additional securities to be offered or issued pursuant to Rule 416….” Please confirm your understanding that you may not rely on Rule 416 to cover additional shares that may be issued as a result of the “full ratchet” pricing protection described on page 9. Such pricing adjustments are not “similar transactions” within the meaning of Rule 416. To the extent that the number of shares to be issued as a result of these provisions exceeds the number you register in the fee table, you must file a new registration statement to cover the additional shares issuable as a result of the reduced conversion price. For additional guidance, please refer to Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Company Response 4:

The Company respectfully confirms the Staff’s understanding that the Company may not rely on Rule 416 to cover additional shares that may be issued as a result of the “full ratchet” pricing protection described on page 9 and that the Company will need to file a new registration statement to cover the additional shares issuable as a result of the reduced conversion price.

Prospectus Summary

Acquisition of World Moto Assets, page 4

5.          Please provide us with your analysis of how you determined that this transaction was a purchase and not a reverse merger. Refer to FASB ASC 805-10-55-12.a-e.

Company Response 5:

The Company respectfully informs the Staff that on November 14, 2012, the Company closed the transactions contemplated by the Asset Purchase Agreement, dated September 1, 2012, by and among the Company, World Moto (Thailand), Ltd (“Old WM”), Chris Ziomkowski and Paul Giles (the “Agreement”). Pursuant to the terms of the Agreement, the Company purchased from Old WM substantially all of the intellectual property and certain other specific intellectual property assets related to Old WM’s initial product, Moto-Meter (the “Assets”), which includes three United States patent applications, the data related to the patent applications, certain software related to the operation of the Moto-Meter, several URLs and trade-names and associated names related to the Moto-Meter and Old WM.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

According to ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.          Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.          Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.          Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company also considered ASC 805-10-55-5, 55-8 and 55-9, which provide:

“55-5. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements - inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

“55-8. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

“55-9. In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”

FASB Statement No. 157, Fair Value Measurements, describes market participants as:

“. . . buyers and sellers in the principal (or most advantageous) market for the asset or liability that are:

•	Independent of the reporting entity; that is, they are not related parties

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

•	Knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary

•	Able to transact for the asset or liability

Willing to transact for the asset or liability; that is, they are motivated but not forced or otherwise compelled to do so.”

Pursuant to the above considerations, the Company did not acquire the means to create outputs with the Assets acquired. The Company acquired only the intellectual property associated with the Moto Meters product. The Company did not acquire the ability to obtain access to necessary materials or rights or to a workforce to develop, manufacture, market or sell the Moto Meters product. Additionally, the Company did not acquire any management processes, operational processes or resource management processes of Old WM because it did not acquire or engage a workforce with the skills or experience to implement any of the foregoing processes. As to the consideration of outputs, because the Company had to conduct further research and development, and to develop a plan of manufacture, marketing, selling and delivery the means of output were not acquired. The fact that two persons associated with Old WM were engaged as a director and senior executives of the Company do not constitute sufficient work force for any of the above factors.

None of the processes were in place with the Company in order to create an integrated set of activities and assets to produce outputs. In fact, the Company lacked any semblance of a similar business capable of integrating the acquired Assets into its own inputs and processes. Without creating these processes and having the financial resources to exploit the Assets acquired, market participants would not be capable of just acquiring the Assets and producing outputs. Additionally, the Company did not acquire any goodwill as part of the acquisition of the Assets.

The Company also considered SEC guidance on the difference between the acquisition of an asset or a business under Rule 11-01(d) of Regulation S-X. This rule provides general guidance regarding the elements that distinguish "assets" from a "business." The SEC staff has indicated that there is a presumption that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business.

Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

(i)	Physical facilities,
(ii)	Employee base,
(iii)	Market distribution system,
(iv)	Sales force,
(v)	Customer base,
(vi)	Operating rights,
(vii)	Production techniques, or
(viii)	Trade names.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

Specifically, we understand that the Staff looks to the nature of the revenue-producing activity and whether that activity will remain generally the same after acquisition. Since the acquisition was only of the Moto-Meters product and its related intellectual property, the Company did not acquire a revenue producing activity and there is no continuity of the overall activities of Old WM in the Company. The Company, as mentioned above, had to continue to perform product development and continue to fund research and development. It also then had to develop a plan of manufacture, marketing, selling and delivery. The Company did not acquire (i) any physical facilities, (ii) a sufficient workforce to implement the foregoing described elements of the business plan that needed to be formulated – the two former officers of Old WM were engaged by the Company as a director and executive did not provide the level of a workforce to be able to fully develop or implement the business plan, (iii) any market distribution system, (iv) any sales force, (v) any customer base, (vi) any source of components or manufacturing, or (vii) any production techniques. All it purchased was the Moto-Meter products asset and related intellectual property.

Old WM continues as a standalone company with several employees living and working in Thailand. Old WM has the rights to a retail brand Lucky Moto, and operates a retail and installation shop under this name. Old WM maintains premises in a five story townhouse under a long term lease. This property has a retail space, a waiting room and a reception center, and two installation bays for the installation of after- market accessories for motorcycles. Old WM performs all sorts of modifications to motorcycles and installs, among other things, custom dashboard assemblies, GPS receivers and moving map displays, wheel trim kits, polycarbonate windscreens, aftermarket electronic instrument gauges, alarm systems, indicator lights, radar detectors, digital ignition kits fuel flow totalizers and transducers, and light bars. The installation activities have been in operations for over five years, and have always represented the majority of its income from operations. Old WM planned to expand its retail operations for motorcycle accessories, particularly since it has sold its Moto Meter products and related intellectual property.

The plan of operations and the business development discussion in the Company’s filings with the SEC clearly demonstrated the extent to which the Company, on a forward going basis, had to procure financing for the business plan and then implement the business plan.

Given the continuing operations of Old WM, the Company’s management’s analysis of the applicable accounting literature, of the Assets acquired, and the extensive need to create and implement many aspects of a business plan to commercialize the Moto Meters product, management of the Company concluded that it acquired only assets from Old WM, not a business; and that the transaction between two entities should be accounted for as an asset purchase and should not be accounted for as a business combination. Accordingly, since FASB ASC 805-10-55-12.a-e. is only applicable to a business combination, and there was no acquisition of any business by the Company, the asset purchase pursuant to the Agreement was not a reverse merger.

Our Business, page 5

6.          Please revise your business description to prominently include a clear and unambiguous statement as to whether you have generated any revenues or any material sales of your three planned products, namely Moto-Meter, Yes, and Wheelies. We note your statement on page 6 that you have not generated any revenues since inception. Your business description should clearly distinguish your current operations, products and services from those you intend to develop. In revising your description of your business, when you describe current or future products and/or services, please provide the following information:

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

•	the status of development of each product and/or service;
•	the timeframe for which you anticipate offering each product and/or service;
•	the costs associated with developing each product and/or service; and
•	whether you will develop each product and/or service in-house or whether you will outsource them and, if the latter, the status of identifying potential suppliers.

This comment also applies to the description of your business on page 31.

Company Response 6:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

The Offering, page 7

7.          Please expand your discussion of the “full ratchet” anti-dilution adjustment to include a materially complete description of the pricing adjustment provision in the Description of Securities to Registered and include here a cross-reference to that expanded discussion.

Company Response 7:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Risk Factors, page 11

General

8.          You refer investors to risk factors included in your Annual Report on Form 10-K and prior reports filed pursuant to the Securities Exchange Act of 1934. Refer to General Instruction VII.D of Form S-1 regarding eligibility to use incorporation by reference and remove your reference to prior filings or advise.

Company Response 8:

The Company respectfully informs the Staff that the Amended S-1 has been revised to delete the language in the comment above.

9.          On page 32, you discuss your partnership with the Bangkok Governor’s Office and your discussions with the city of Montes Claros, Brazil. Please tell us what consideration you have given to including a risk factor discussing the impact on your business in the event you are unable to obtain a regulatory mandate or the cooperation of local governments.

Company Response 9:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the additional risk factor described above.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

10.          It appears that risk factor addressing the potential dilutive effect on your stockholders of the debentures’ “full ratchet” pricing provisions is warranted. Please revise or advise.

Company Response 10:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

“Because we have generated limited revenues…,” page 11

11.          You state that you have generated limited revenues for the year ended December 31, 2013. Elsewhere you state that you generated no revenues during this period. Please revise as necessary to reconcile this discrepancy.

Company Response 11:

The Company respectfully informs the Staff that the Amended S-1 has been revised in accordance with the comment above.

“Our operating results are difficult to predict…” page 11

12.          Please tell us whether you have any customers. If not, please revise this risk factor and your disclosure throughout this section, as well as your discussion in Customers and Industry to clarify this and to avoid implying that you currently have customers.

Company Response 12:

The Company respectfully informs the Staff that the Company currently has existing customers for Wheelies and Yes.

On December 2, 2013, World Moto Co. Thailand entered into a Purchase and Licensing Agreement (the “PL Agreement”) with Mobile Advertising Ventures Ltd. (“MAV”). Pursuant to the terms of the PL Agreement, MAV purchased 10 initial “Wheelies” from World Moto Co. Thailand at a purchase price of $35,000, and will have an option to purchase an additional 190 Wheelies at a purchase price of $3,500 per unit.

On March 10, 2014 the Company signed an international franchise agreement with Mobile Advertising Ventures to operate Yes™ retail delivery services in Kuala Lampur, Malaysia. Under the terms of the agreement, Mobile Advertising Ventures will pay the Company $25,000 USD plus a percentage of all revenue generated through deliveries within the Malaysian capital for a Yes™ fleet franchise privilege within the municipal limits. In addition to the rights to use the Yes™ trademark and the license to use the Yes™ software platform, the agreement grants Mobile Advertising Ventures the option to advertise Yes™ related products and services by equipping a dedicated fleet of motorcycle delivery vehicles with any Wheelies displays they now own or may acquire in the future.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

“Until we have developed and launched our products…,” page 12

13.          Please state clearly, if true, that you have not yet manufactured the Moto-Meter product.

Company Response 13:

The Company respectfully informs the Staff that the Company’s products are in the beta testing stage or have completed the beta testing stage, but the Company has not yet begun full production and sales at a commercial level, except for limited production of the Wheelies product. The Company has revised the Amended S-1 accordingly.

“We are uncertain of our ability to effectively implement…,” page 13

14.          Please expand your disclosure to clarify that there is no assurance that you will be able to sell your products in Thailand or expand to other countries, such as Nigeria, Indonesia or Brazil.

Company Response 14:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

“Because our assets are located outside of the United States…,” page 17

15.          We note your disclosure that most of your assets are located in Thailand. Please confirm if this includes your cash and cash equivalents. If true, please provide a risk factor that discusses the banking system in Thailand. Specifically, discuss whether this banking system offers similar protection for balances that a company would experience in the United States.

Company Response 15:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

“We will be required to incur significant costs…,” page 19

16.          We note that management identified material weaknesses in evaluating your internal control over financial reporting. Please tell us what consideration you have given to discussing remedial steps, your anticipated timeline and, if material, the cost to the company of the remedial measures.

Company Response 16:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Selling Stockholders, page 23

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

17.          Please advise whether either of the selling stockholders is an affiliate of a broker-dealer. If so, please identify them as such and disclose whether it acquired its shares in the ordinary course of business and whether at the time of the acquisition of the shares to be resold it had any agreements or understandings, directly or indirectly, with any person to distribute the shares.

Company Response 17:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

18.          Please add a column to the table on page 24 to show the percent ownership prior to the offering. Refer to Item 507 of Regulation S-K.

Company Response 18:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Interests of Named Experts and Counsel, page 29

19.          Please name Greenberg Traurig, LLP as an expert in your registration statement. Please refer to Item 509 of Regulation S-K.

Company Response 19:

The Company respectfully informs the Staff that the requested disclosure is already provided on page 30 of the Original S-1.

Information with Respect to the Registrant

Business, page 31

20.          Please tell us whether there is an agreement governing your partnership with the Bangkok Governor’s Office. If so, please file this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Company Response 20:

The Company respectfully informs the Staff that the Company does not have a formal agreement with the Bangkok’s Governor’s Office, but rather a verbal agreement to collaborate with the Bangkok Governor’s Office. The Company has had several meetings with the Bangkok’s Governor’s Office which culminated in the authorization for the Company to carry out testing for the meter-trial.

21.          Please revise to disclose the entities you are in discussion with, as well as the nature and status of those discussions, in Montes Carlos, Brazil and Lagos, Nigeria. If there are any agreements, either written or oral, memorializing your discussions, please summarize them in the registration statement. Please also tell us what consideration you have given to filing any such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

Company Response 21:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information. The Company has not entered into any formal agreements with the entities or locations in question.

22.          When you describe your business, please clearly differentiate between your current operations, your planned operations, the products you have fully developed and those that are in development. In this regard, please avoid words and phrases that could suggest to investors that you have developed products or enhancements to products that have yet to be developed. By way of example only, we note that it is unclear whether MoneyMax and Yes are market-ready products that have been launched or are still in the development phase.

Company Response 22:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Potential Revenue Lines and Distribution, page 36

23.          Please revise to clarify whether you expect to generate revenue from any of your product lines within the next 12 months.

Company Response 23:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

24.          Please summarize the material terms of your Fleet Franchise Agreement with Mobile Advertising Ventures Ltd.

Company Response 24:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

25.          Please expand your discussion of the distribution agreement with Lucky Distributors, Ltd. to summarize the material terms of the agreement.

Company Response 25:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Regulations, page 37

26.          Please expand your disclosure to describe the specific regulations to which you will be subject. Describe the registrations and licenses you will be required to obtain in the jurisdictions in which you intend to operate within the next 12 months, for example, Thailand, Nigeria, Indonesia and/or Brazil. Discuss the status of obtaining these approvals and your compliance with the applicable regulations. Please include relevant risk factor disclosure, as warranted.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

Company Response 26:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Customers and Industry, page 38

27.          Please provide us with support for your statement regarding the size of the global advertising industry and the outdoor display-type advertising sector, in particular.

Company Response 27:

The Company respectfully informs the Staff the according to Magna Global (see link below),  the industry’s leading source for measuring and forecasting advertising revenues, the global advertising industry is worth nearly $500 billion annually. Also, the market for global outdoor advertising is one of the fastest growing segments of the advertising industry (see link below).

http://news.magnaglobal.com/ipgmediabrands/press-releases/magna-global-advertising-forecast-2014-ipg-mediabrands.print

http://www.fourwindsinteractive.com/digital-signage-articles/digital-outdoor-advertising.htm

28.          Please include an update on the status of your proposal submission to the Government of Tamilnadu.

Company Response 28:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Competition, page 40

29.          You state that you do not have any direct competitors. However, we note your discussion on page 38 regarding other vendors competing with you to provide the Government of Tamilnadu with GPS-based fare meters. Please revise your statement that you do not have any direct competitors or advise.

Company Response 29:

The Company respectfully informs the Staff that the Amended S-1 has been revised to state that although the Company does not know of any products that are similar to the Moto-Meter, the Company may compete with manufacturers of automobile taxi-meters that may be adapted for use on motorcycles or motoscooters.

Management’s Discussion and Analysis of Financial Condition and Result s of Operation

Business Overview

Plan of Operations, page 44

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

30.          Please tell us the basis for your estimates regarding the potential market size of the countries in which you have signed letters of intent. In addition, please tell us what consideration you have given to filing the signed letters of intent as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Company Response 30:

The Company respectfully informs the Staff that the reference to the potential market size of the countries in which the Company has signed letters of intent has been removed in the Amended S-1. The “form of” letter of intent has been filed as Exhibit 10.18 of the Amended S-1.

31.          Please disclose the resources required to complete each step of your business plan, as well as the challenges you anticipate in implementing your business plan.

Company Response 31:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Directors, Executive Officers and Corporate Governance

Biographies, page 48

32.          Please significantly revise the business descriptions of your executive officers and directors to eliminate marketing language and unsupported quantification in describing their achievements in other businesses.

Company Response 32:

The Company respectfully informs the Staff that the Amended S-1 has been revised in accordance with the comment above.

Employment Agreements, page 52

33.          Please provide the U.S. dollar equivalent of the Thai baht values provided and the exchange rate used to calculate the U.S. dollar value.

Company Response 33:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested information.

Certain Relationships and Related Transaction, and Director Independence

Related Party Transactions, page 56

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

34.          Please tell us if there is any relationship between Lucky Distributors, Ltd. and Lucky Twins Ventures Co., Ltd. We note that you state on page 55 that Mrs. Nutachanoot Ziomkowski is a director of Lucky Twins Ventures Co., Ltd. and that she is the wife of your chief technical officer, Mr. Chris Ziomkowski. To the extent Lucky Distributors is a related party as defined in Item 404(a) of Regulation S-K, please provide the information required by that item with respect to the distribution agreement with Lucky Distributors, Ltd.

Company Response 34:

The Company respectfully informs the Staff that there is no relationship between Lucky Distributors, Ltd. and Lucky Twin Ventures Co., Ltd. Mrs. Nutchanoot Ziomkowski is a director of Lucky Twin Ventures Co. Ltd. and neither she nor Mr. Ziomkowski have any interest in Lucky Distributors Ltd.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

35.          Please identify the functional currency of your foreign subsidiary’s operations. If your foreign subsidiary’s functional currency is not the U.S. dollar, disclose your foreign currency translation policy.

Company Response 35:

The functional currency of our subsidiary is the Thai Baht. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, the financial statements of the subsidiary are translated into the Company’s reporting currency, United States Dollars (“USD”). Asset and liability accounts are translated using the closing exchange rate in effect at the balance sheet date, equity account and dividend are translated using historical exchange rates and income and expense accounts are translated using the average exchange rate prevailing during the reporting period.

Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholder’s equity (deficit).

Revenue Recognition, page F-8

36.          We note your disclosure on page 10 of your Form 10-Q for the quarterly period ended March 31, 2014, that you generated revenue from your initial franchise fee agreement for your YES concierge service. We further note your disclosure in the Form 8-K filed on March 17, 2014, that the initial franchise fee is $25,000. Please clarify if you have recognized this franchise fee upfront. If true, provide us with the accounting literature that you have cited to recognize the fee upfront. Please expand your revenue recognition policy to specifically address how you recognize revenue from franchise fee agreements and any subsequent revenues from these agreements.

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

Company Response 36:

We have recognized the $25,000 initial franchise fee during the 3 months ended March 31, 2014. We considered FASB ASC 905-605-25 when recognizing the franchise fee.

ASC 905-605-25-1: Franchise fee revenue from an individual franchise sale shall be recognized, with an appropriate provision for estimated uncollectible amounts, when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

ASC 905-605-25-2: Substantial performance for the franchisor means that all of the following conditions have been met:

a. The franchisor has no remaining obligation or intent—by agreement, trade practice, or law—to refund any cash received or forgive any unpaid notes or receivables.

b. Substantially all of the initial services of the franchisor required by the franchise agreement have been performed.

c. No other material conditions or obligations related to the determination of substantial performance exist.

The following paragraphs will be added into the accounting policies going forward:

“Revenues from licensees include a royalty based on a percent of sales, and may include initial fees. Continuing royalties are recognized in the period earned. Initial fees are recognized upon granting of a new franchise term, which is when the Company has performed substantially all initial services required by the franchise arrangement.”

Part II

Item 16. Exhibits

37.          With your next amendment please refile complete and fully executed versions of Exhibits 10.1, 10.2, 10.6, 10.7, 10.8, 10.9, 10.11 and 10.14, including signed signature pages, schedules and exhibits.

Company Response 37:

The Company respectfully informs the Staff that the Amended S-1 has been revised to include the requested exhibits.

***

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated June 2, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

June 17, 2014

ACKNOWLEDGEMENT

In connection with World Moto, Inc.’s (the “Company”) letter dated June 17, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles
Paul Giles
President